EXHIBIT 99.(a)(1)(H)

STOCK OPTION AMENDMENT
AND
CASH BONUS AGREEMENT

This Stock Option Amendment and Cash Bonus Agreement (this “Agreement”) is made and entered into by and between Black Box Corporation, a Delaware corporation (the “Company”), and [Insert Name] (“Optionee”) on this           day of          , 2007.

RECITALS

WHEREAS, the Company previously granted Optionee each of the options identified on Schedule I attached hereto (each an “ Option” and, collectively, the “Options”) to purchase shares of the Company’s common stock, par value $.001 per share (the “Common Stock”), under the Company’s 1992 Stock Option Plan, as amended (the “Plan”).

WHEREAS, the Company and Optionee entered into a formal agreement (the “Option Agreement”) evidencing each such Option.

WHEREAS, it has been determined that each of the Options was granted, for tax purposes, with an exercise price that was less than the fair market value of the Common Stock on the date of grant, resulting in potential adverse personal tax consequences to Optionee pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

WHEREAS, in order to avoid such adverse tax consequences, the Company implemented a tender offer which allowed Optionee, with respect to a portion of each Option identified on Schedule I attached hereto (“Schedule I”) as the “Covered Portion of Option” (the “Covered Portion”), and other holders, with respect to certain options (or portions thereof) to purchase shares of Common Stock held by them, the opportunity to submit those options (or portions thereof) to the Company for amendment or for cancellation and replacement (the “Offer”).

WHEREAS, Optionee desires to amend each of the Options to increase the exercise price per share for the unexercised portion of the Option which is subject to Section 409A and identified on Schedule I as the Covered Portion to the higher exercise price per share indicated for the Covered Portion of such Option as set forth under the column “New Exercise Price per Share of Covered Portion Following Amendment” on Schedule I.

WHEREAS, in order to compensate Optionee for the increased exercise price to be in effect for the Covered Portion of each Option, the Company is willing to pay Optionee a cash bonus in a dollar amount equal to the aggregate increase in the exercise price for the Covered Portion of each of the Options listed on Schedule I, with the actual dollar amount of that bonus (prior to deduction for any applicable tax or other withholding) indicated as the “Total Cash Bonus” on Schedule I.

WHEREAS, Optionee has executed and delivered to the Company an election form issued to Optionee in connection with the Offer pursuant to which Optionee has agreed to accept the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Company and Optionee agree as follows:

1.   Increased Exercise Price. The exercise price per share set forth in the Option Agreement for each Option listed on Schedule I is hereby increased, with respect to the shares subject to the Covered Portion of that Option, to the higher exercise price per share set forth for that Option on Schedule I under the column “New Exercise Price per Share of Covered Portion Following Amendment.”

2.   Cash Bonus. Optionee shall become entitled to receive a cash bonus from the Company (the “Cash Bonus”) in the gross dollar amount indicated as the “Total Cash Bonus” on Schedule I. Payment of the Cash Bonus shall be made in January 2008. However, the Cash Bonus shall be subject to the Company’s collection of all applicable federal, state and local income and employment withholding taxes, and Optionee shall be paid only the net amount of the Cash Bonus remaining after such taxes have been collected. Optionee need not remain in the Company’s employ to receive the Cash Bonus.

3.   Entire Agreement. This Agreement, together with each Option Agreement (to the extent not expressly amended hereby) and the Plan, represents the entire agreement of the parties with respect to each Option, the Covered Portion of each Option and the Cash Bonus and supersedes any and all previous contracts, arrangements or understandings between the parties with respect to each such Option, the Covered Portion of each such Option and the Cash Bonus. This Agreement may be amended only by means of a writing signed by Optionee and an authorized officer of the Company.

4.   Continuation of Option Agreements. Except for the foregoing increase to the exercise price per share for the Covered Portion of each Option, no other terms or provisions of any Option Agreement for any Option have been modified as a result of this Agreement, and those terms and provisions shall continue in full force and effect.

BLACK BOX CORPORATION

By:

Name:

Title:

SCHEDULE I

AMENDED OPTION AND CASH BONUS

New Exercise
Price per Share
	Total Number		Exercise Price	of Covered
Original	of Shares	Covered	per Share	Portion
Date	Subject to	Portion of	Prior to	Following
of Grant	Option	Option	Amendment	Amendment	Cash Bonus

Total Cash Bonus:
(Prior to applicable withholding)